UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: October 21, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited held Annual General Meeting on October 20, 2010
At its 2010 Annual General Meeting of shareholders held in Shanghai on October 20, 2010, The9 Limited’s shareholders passed the following resolutions:
(1)	the increase of the total number of authorized ordinary shares of the Company from 100,000,000 to 250,000,000, so that the authorized share capital of the Company totals US$2,500,000 divided into 250,000,000 ordinary shares of a nominal or par value of US$0.01 per share;

(2)	the re-election and appointment of Jun ZHU as a director (Class III) of the Company effective from the closing of the Annual General Meeting held on October 20, 2010, to serve for a three (3) year term ending at the 2013 Annual General Meeting or until his successor is duly elected and qualified;

(3)	the re-election and appointment of Cheung Kin AU-YEUNG as a director (Class III) of the Company, effective from the closing of the Annual General Meeting held on October 20, 2010, to serve for a three (3) year term ending at the 2013 Annual General Meeting or until his successor is duly elected and qualified;

(4)	the amendment to the Company’s Amended and Restated Memorandum of Association in the form filed herewith as Exhibit A; and

(5)	the amendment to the Company’s Amended and Restated Articles of Association in the form filed herewith as Exhibit B.

Exhibit A
RESOLVED as a special resolution, that the Amended and Restated Memorandum of Association of the Company be amended as follows:
By deleting the existing Article 5 in its entirety and substituting therefore the following new Article:
“5.	The authorized share capital of the Company is US$2,500,000 divided into 250,000,000 ordinary shares of a nominal or par value of US$0.01 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2007 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.”

Exhibit B
RESOLVED as a special resolution, that the Amended and Restated Articles of Association of the Company be amended as follows:
By deleting the existing Article 6 in its entirety and substituting therefore the following new Article:
“6.	The authorized share capital of the Company at the date of adoption of these Articles is US$2,500,000 divided into 250,000,000 shares of a nominal or par value of US$0.01 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.”